Exhibit 12

MARRIOTT INTERNATIONAL, INC. (“Marriott”)

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Twenty-four Weeks Ended
($ in millions, except ratio)	June 18, 2010	June 19, 2009
Income before income taxes	$313	$87
Losses related to equity method investees	15	38

	328	125

Add/(deduct):
Fixed charges	141	124
Interest capitalized	(6)	(17)
Distributed income of equity method investees	2	6
Net losses attributable to noncontrolling interests	0	7

Earnings attributable to Marriott available for fixed charges	$465	$245

Fixed charges:
Interest expensed and capitalized (1)	$95	$74
Estimate of interest within rent expense	46	50

Total fixed charges	$141	$124

Ratio of earnings attributable to Marriott to fixed charges	3.3	2.0

(1)	“Interest expensed and capitalized” includes amortized premiums, discounts, and capitalized expenses related to indebtedness.

Exhibit 12